Mail Stop 3561

June 22, 2009

Via U.S. Mail and facsimile to (604) 685-5777

Anton J. Drescher
Chief Financial Officer and Corporate Secretary
USA Video Interactive Corp.
#597, 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

> **Re: USA Video Interactive Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 12, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 28, 2008**
> **Response Letter Submitted June 10, 2009**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December**
> **31, 2008**
> **Filed March 31, 2009 and June 10, 2009**
> **File No. 000-29651**

Dear Mr. Drescher:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Preliminary Proxy Statement on Schedule 14A Filed May 8, 2008

Item 3. Increase in Authorized Share Capital, page 16

1. We note your response to comment 10 of our letter dated June 5, 2009. It does not appear that you provided us with a copy of the June 27, 2008 press release. Please provide a copy or advise.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 21

2. We note your revisions in response to prior comment 12 of our letter dated June 5, 2009 and your inclusion of the disclosure required by Item 308 of Regulation S-K. However, when you revised Item 9A. of your Form 10-K to include the disclosure required by Item 308 of Regulation S-K, you removed the disclosure required by Item 307 of Regulation S-K. Please revise to provide your principal executive and principal financial officer's conclusions as to the effectiveness of your disclosure controls and procedures and your internal control over financial reporting.

3. Please also revise the risk factor that appears on page 13 of your Form 10-K entitled "If we fail to maintain an effective system of internal controls…" as it states that you "have adequate internal controls in place," which appears to be inconsistent with the effectiveness determination you provide here.

4. We note the disclosure that your chief executive officer and chief financial officer have concluded that your internal controls over financial reporting were not effective. Please explain what steps you plan to take to make them effective.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director